                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                         VENTURES-NATIONAL INCORPORATED
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                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)


                                   888278 10 8
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                                 (CUSIP Number)

                                 David M. Marks
                            c/o Robert S. Brown, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 4, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                             PAGE 2 OF 10  PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     David M. Marks
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(D) OR 2(E)                                             [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
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                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                        -9,189,352-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                            -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -9,189,352-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -9,189,352-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     []
         SHARES (SEE INSTRUCTIONS)
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   80.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN

                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                               PAGE 3 OF 10 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Irrevocable Children's Trust
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                              [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
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                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                        -5,937,334-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                            -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -5,937,334-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -5,937,334-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   52.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                               PAGE 4 OF 10 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    SVPC Partners, LLC
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(D) OR 2(E)                                             [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
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                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                        -800,000-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                            -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -800,000-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -800,000-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                               PAGE 5 OF 10 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Phoenix Business Trust
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                              [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                        -123,823-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                            -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -123,823-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -123,823-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                               PAGE 6 OF 10 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Forest Home Investors I, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
           (SEE INSTRUCTIONS)                                           (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                              [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
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                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                        -6,667-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                            -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -6,667-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -6,667-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.1%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                               PAGE 7 OF 10 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Ohio Investors of Wisconsin, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
           (SEE INSTRUCTIONS)                                           (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                              [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                        -2,321,528-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                            -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -2,321,528-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -2,321,528-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      []
         SHARES (SEE INSTRUCTIONS)
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   20.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO

This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D (the "Statement") initially filed with the Securities and Exchange Commission on October 4, 2002, with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Ventures-National Incorporated, a Utah corporation d/b/a Titan General Holdings Inc. (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.




ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective August 30, 2002 (the "Effective Time"), the Company acquired Titan EMS, Inc., a Delaware corporation ("Titan"), through the merger (the "Merger") of Titan with Titan EMS Acquisition Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition"), as a result of which Titan became a wholly-owned subsidiary of the Company. In connection with the Merger, Acquisition merged with and into Titan through the exchange of 6,880,490 shares of common stock, par value $0.001 per share, of the Company ("Common Stock"), for all of Titan's outstanding shares of common stock, including the issuance of 5,800,000 shares of Common Stock to Irrevocable Children's Trust ("ICT"), 800,000 shares of Common Stock to SVPC Partners LLC, 123,823 shares of Common Stock to Phoenix Business Trust and 6,667 shares of Common Stock to Forest Home Investors I, LLC, 50,000 shares of Common Stock to Mr. Louis George, and 100,000 shares of Common Stock to Mr. Frank Crivello.

         Immediately after the Effective Time, each of Ohio Investors of Wisconsin LLC ("Ohio Investors") and ICT converted certain outstanding indebtedness of Titan into shares of the Company's Common Stock at a conversion price of $1.50 per share (the "Original Conversion Price"), resulting in the issuance of 1,160,764 shares of Common Stock to Ohio Investors and 68,667 shares of Common Stock to ICT.

         The Original Conversion Price was determined by reference to the offering price of $1.50 per unit (each, a "Unit") of the Company, each Unit being comprised of one share of Company Common Stock and a 5-year warrant to purchase one share of Common Stock at an exercise price of $1.50 per share in a private placement offering being conducted by the Company. Effective October 28, 2002, the Company amended its offering structure to provide for, inter alia, the offering of shares of its Common Stock (without Common Stock purchase warrants) at $0.75 per share, reduced from its previous offering price of $1.50 per Unit (the "Repricing").

            Accordingly, on December 9, 2002, the Company entered into a letter agreement with each of ICT and Ohio Investors to provide for the issuance of 1,160,764 additional shares to ICT and 68,667 additional shares of Common Stock to Ohio Investors, to reflect a corresponding adjustment of the Original Conversion Price to $0.75 from $1.50.


ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.


(a)      (i) amount beneficially owned

         David Marks                         - 9,189,352
         Irrevocable Children's Trust        - 5,937,334
         SVPC Partners, LLC                  - 800,000
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Ohio Investors of Wisconsin, LLC    - 2,321,528

         (ii) percent of class

         David Marks                         - 80.7%
         Irrevocable Children's Trust        - 52.1%
         SVPC Partners, LLC                  - 7.0%
         Phoenix Business Trust              - 1.1%
         Forest Home Investors I, LLC        - 0.1%
         Ohio Investors of Wisconsin, LLC    - 20.4%

(b) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote

         David Marks                         - 9,189,352
         Irrevocable Children's Trust        - 5,937,334
         SVPC Partners, LLC                  - 800,000
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Ohio Investors of Wisconsin, LLC    - 2,321,528

         (ii) shared power to vote or to direct the vote

         David Marks                         - 0
         Irrevocable Children's Trust        - 0
         SVPC Partners, LLC                  - 0
         Phoenix Business Trust              - 0
         Forest Home Investors I, LLC        - 0
         Ohio Investors of Wisconsin, LLC    - 0


         (iii) sole power to dispose or to direct the disposition of

         David Marks                         - 9,189,352
         Irrevocable Children's Trust        - 5,937,334
         SVPC Partners, LLC                  - 800,000
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Ohio Investors of Wisconsin, LLC    - 2,321,528

         (iv) shared power to dispose or to direct the disposition

         David Marks                         - 0
         Irrevocable Children's Trust        - 0
         SVPC Partners, LLC                  - 0
         Phoenix Business Trust              - 0
         Forest Home Investors I, LLC        - 0
         Ohio Investors of Wisconsin, LLC    - 0

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    December 9, 2002




                                   /s/ David Marks
                                   -----------------------------------
                                   DAVID M. MARKS


                                   IRREVOCABLE CHILDREN'S TRUST

                                   By: /s/ David Marks
                                       -------------------------------
                                   Name:  David M. Marks
                                   Title:  Trustee


                                   SVPC PARTNERS, LLC,
                                   by Irrevocable Children's Trust, Member

                                   By: /s/ David M. Marks
                                      --------------------------------
                                   Name:  David M. Marks
                                   Title:  Trustee


                                   PHOENIX BUSINESS TRUST

                                   By:  /s/ David M. Marks
                                        ------------------------------
                                   Name:  David M. Marks
                                   Title: Trustee


                                   FOREST HOME INVESTORS I, LLC
                                   By Irrevocable Children's Trust, Member

                                   By:  /s/ David M. Marks
                                        ------------------------------
                                   Name:  David M. Marks
                                   Title: Trustee


                                   OHIO INVESTORS OF WISCONSIN LLC
                                   By Irrevocable Children's Trust, Member

                                   By:  /s/ David M. Marks
                                        ------------------------------
                                   Name:  David M. Marks
                                   Title:  Trustee